1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL
September 1, 2017	adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino and me on August 17, 2017 with respect to the Registrant’s Post-Effective Amendments No. 4 and 5 filed on June 26, 2017, relating to Hartford Municipal Opportunities ETF and Hartford Schroders Tax-Aware Bond ETF (each, a “Fund” and, collectively, the “Funds”), new series of the Registrant.  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendments.

GENERAL

1.	Comment:	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Response:	The Registrant acknowledges this comment.

POST-EFFECTIVE AMENDMENT NO. 4 — HARTFORD MUNICIPAL OPPORTUNITIES ETF

2.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table for the Fund.

	Response:	The Annual Fund Operating Expenses table for the Fund is attached as Appendix I.

3.	Comment:	Please provide supplementally a completed Expense Example for the Fund.

	Response:	The Expense Example for the Fund is attached as Appendix II.

4.	Comment:	In the Principal Investment Strategy section, please disclose the Fund’s policy on average portfolio maturity.

	Response:	The Registrant has revised the disclosure consistent with this comment.

5.	Comment:

Please retitle the “Prior Performance of Related Intermediate Municipal Bond Composite Account” section to reflect that performance is disclosed for both the composite and the substantially similar mutual fund.

	Response:	The Registrant has revised the disclosure consistent with this comment.

6.	Comment:

Please explain supplementally why the table in the “Prior Performance of Related Intermediate Municipal Bond Composite Account” section discloses (i) the performance of the composite prior to the performance of The Hartford Municipal Opportunities Fund; and (ii) the performance of The Hartford Municipal Opportunities Fund net of the expenses of Class I shares of the Fund. In addition, please confirm supplementally that the performance of the composite will reflect the operating expenses of the highest expense ratio fund or account within the composite such that the performance presented net of expenses reflects the lowest performance (i.e., most conservative) presentation of the composite performance net of expenses.

Response:

The Registrant is not aware of any regulatory authority or guidance regarding the order in which multiple related accounts are listed in this type of related account performance table, nor any regulatory authority or guidance prohibiting the inclusion of multiple related accounts in such a table. The Registrant respectfully notes that the performance of the composite is disclosed first in the table because it is the broader “related account” as compared to the mutual fund — the composite includes all fee paying accounts under discretionary management by the Fund’s sub-adviser that have investment objectives, policies and strategies substantially similar to those of the Fund, and includes the mutual fund. Performance of the mutual fund has been revised to be shown net of Class F expenses (rather than Class I expenses) because the Class F expense structure most closely resembles the expense structure of the Fund. The Registrant confirms that the performance of the composite will reflect the operating expenses of the highest expense ratio fund or account within the composite such that the performance presented net of expenses reflects the lowest performance (i.e., most conservative) presentation of the composite performance net of expenses.

7.	Comment:

In the narrative to the “Prior Performance of Related Intermediate Municipal Bond Composite Account” section, please disclose that The Hartford Municipal Opportunities Fund is included in the Intermediate Municipal Bond Composite. Please explain supplementally why performance of The Hartford Municipal Opportunities Fund is disclosed separately from the composite.

Response:

The Registrant respectfully notes that the “Prior Performance of Related Intermediate Municipal Bond Composite Account” section discloses that the “Intermediate Municipal Bond Composite consists of all fee paying accounts under discretionary management by Wellington Management in Wellington Management’s intermediate municipal bond investment strategy that have investment objectives, policies and strategies substantially similar to those of Municipal Opportunities ETF, including Municipal Opportunities Mutual Fund.” (emphasis added). Because the requested disclosure is already included, the Registrant respectfully declines to revise the narrative in response to this comment. The performance of the mutual fund is disclosed separately from the composite to allow investors to consider the performance of another registered investment company that is managed by HFMC and sub-advised by Wellington Management and that has an investment objective, policies and strategies substantially similar to those of the Fund.

8.	Comment:

Please confirm supplementally that the Fund or its adviser(s) have the records necessary to support the calculation of the performance of the Intermediate Municipal Bond Composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant confirms that Wellington Management, the Fund’s sub-adviser, has the records necessary to support the calculation of the composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

POST-EFFECTIVE AMENDMENT NO. 5 — HARTFORD SCHRODERS TAX-AWARE BOND ETF

9.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table for the Fund.

	Response:	The Annual Fund Operating Expenses table for the Fund is attached as Appendix III.

10.	Comment:	Please provide supplementally a completed Expense Example for the Fund.

	Response:	The Expense Example for the Fund is attached as Appendix IV.

11.	Comment:	Please disclose supplementally whether there are any limits on the Fund’s investments in non-agency mortgage-related and other asset-backed securities.

Response:

Consistent with the generic listing standards of the Fund’s listing exchange, the Fund may not invest more than 20% of the weight of the fixed income portion of its portfolio in non-agency mortgage-related and other asset-backed securities.

12.	Comment:	To the extent that the Fund is the “seller” of a credit default swap, please confirm supplementally that the Fund covers the full notional value of the swap.

	Response:	The Registrant confirms that whenever the Fund sells a credit default swap, the Fund will cover the full notional value of the swap.

13.	Comment:

Please consider adding risk disclosure specific to the risks of investing in municipal securities of issuers in California, New York and Texas given that the Principal Investment Strategy states that the Fund may invest more than 25% of its total assets in municipal securities of issuers in each of these three states.

	Response:	The Registrant has revised the disclosure consistent with this comment.

14.	Comment:

Please confirm supplementally whether SIMNA manages any non-fee paying accounts. To the extent that SIMNA manages any non-fee paying accounts with investment strategies that are substantially similar to those of the Fund, please include such accounts in the Schroder Value Tax-Aware Opportunistic Bond Composite.

Response:

The Registrant confirms that SIMNA does not manage any non-fee paying accounts with investment strategies that are substantially similar to those of the Fund. Accordingly, the Registrant respectfully declines to make any changes pursuant to this comment.

15.	Comment:

Please retitle the “Prior Performance of Related Schroder Value Tax-Aware Opportunistic Bond Composite Account” section to reflect that performance is disclosed for both the composite and the substantially similar mutual fund.

	Response:	The Registrant has revised the disclosure consistent with this comment.

16.	Comment:

Please explain supplementally why the table in the “Prior Performance of Related Schroder Value Tax-Aware Opportunistic Bond Composite Account” section discloses (i) the performance of the composite prior to the performance of the Hartford Schroders Tax-Aware Bond Fund; and (ii) the performance of the Hartford Schroders Tax-Aware Bond Fund net of the expenses of Class SDR shares of the Fund. In addition, please confirm supplementally that the performance of the composite will reflect the operating expenses of the highest expense ratio fund or account within the composite such that the performance presented net of expenses reflects the lowest performance (i.e., most conservative) presentation of the composite performance net of expenses.

Response:

The Registrant is not aware of any regulatory authority or guidance regarding the order in which multiple related accounts are listed in this type of related account performance table, nor any regulatory authority or guidance prohibiting the inclusion of multiple related accounts in such a table. The Registrant respectfully notes that the performance of the composite is disclosed first in the table because it is the broader “related account” as compared to the mutual fund — the composite includes all fee paying accounts under discretionary management by the Fund’s sub-adviser that have investment objectives, policies and strategies substantially similar to those of the Fund, and includes the mutual fund. Performance of the mutual fund has been revised to be shown net of Class F expenses (rather than Class SDR expenses) because the Class F expense structure most closely resembles the expense structure of the Fund. The Registrant confirms that the performance of the composite will reflect the operating expenses of the highest expense ratio fund or account within the composite such that the performance presented net of expenses reflects the lowest performance (i.e., most conservative) presentation of the composite performance net of expenses.

17.	Comment:

In the narrative to the “Prior Performance of Related Schroder Value Tax-Aware Opportunistic Bond Composite Account” section, please disclose that the Hartford Schroders Tax-Aware Bond Fund is included in the Schroder Value

Tax-Aware Opportunistic Bond Composite. Please explain supplementally why performance of the Hartford Schroders Tax-Aware Bond Fund is disclosed separately from the composite.

Response:

The Registrant respectfully notes that the “Prior Performance of Related Schroder Value Tax-Aware Opportunistic Bond Composite Account” section discloses that the “Schroder Value Tax-Aware Opportunistic Bond Composite consists of all fee paying accounts under discretionary management by SIMNA in SIMNA’s value tax-aware opportunistic bond investment strategy that have investment objectives, policies and strategies substantially similar to those of Tax-Aware Bond ETF, including Tax-Aware Bond Mutual Fund.” (emphasis added). Because the requested disclosure is already included, the Registrant respectfully declines to revise the narrative in response to this comment. The performance of the mutual fund is disclosed separately from the composite to allow investors to consider the performance of another registered investment company that is managed by HFMC and sub-advised by SIMNA that has an investment objective, policies and strategies substantially similar to those of the Fund.

18.	Comment:

Please confirm supplementally that the Fund or its adviser(s) have the records necessary to support the calculation of the performance of the Schroder Value Tax-Aware Opportunistic Bond Composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant confirms that SIMNA, the Fund’s sub-adviser, has the records necessary to support the calculation of the composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino

John V. O’Hanlon

Appendix I

Hartford Municipal Opportunities ETF

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.35%
Distribution and service (12b-1) fees	None
Other Expenses	0.00%
Total annual fund operating expenses	0.35%

Appendix II

Hartford Municipal Opportunities ETF

EXAMPLE.  The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•                  Your investment has a 5% return each year

•                  The Fund’s operating expenses remain the same

Your actual costs may be higher or lower.  Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3
$36	$113

Appendix III

Hartford Schroders Tax-Aware Bond ETF

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.44%
Distribution and service (12b-1) fees	None
Other Expenses	0.00%
Total annual fund operating expenses	0.44%

Appendix IV

Hartford Schroders Tax-Aware Bond ETF

EXAMPLE.  The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•                  Your investment has a 5% return each year

•                  The Fund’s operating expenses remain the same

Your actual costs may be higher or lower.  Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3
$45	$141